UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 17, 2005 through November 18, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases

•                                         KPN expands distribution channel with acquisition from bankrupt Kral, dated 17 November 2005;

•                                         KPN starts VDSL trials, dated 18 November 2005.

Press release

Date
November 17, 2005
KPN expands distribution channel with	Number
acquisition from bankrupt Kral	053pe

KPN has reached agreement with the receivers about the acquisition of important assets from the bankrupt photo chain Kral. KPN will acquire the inventory, fittings and lease agreements for the Kral shops for a few million euros. The acquisition fits in with KPN’s strategy to further expand its own distribution channels. This transaction will enable KPN to expand its distribution strength very quickly and effectively, adding some 60 retail outlets, taking KPN’s total number of outlets in the Netherlands to over 160.

KPN is planning to convert a selected number of these outlets into combined multimedia, telephone and internet shops. The increasing convergence of sounds, images (both still and moving) and communications opens the door to interesting new possibilities for consumers. Recent figures from the GfK show that more than half of all mobile telephones currently sold have an integrated MP3 player. Almost two-thirds include an inbuilt camera. Images are set to play an increasingly important role in communications, both now and in the future, with video telephony over fixed networks, mobile networks and via the internet, for example. KPN is of the opinion that, given these developments, the traditional retail offering of either photography or telephony will not suffice to serve customer wishes appropriately, which is why it is introducing this new formula.

The shops will open before 1 December under the existing name and with the current product range. The shop formula will be redesigned in the months to follow, positioning the new strategy ever more clearly.

Press release

Date
November 18, 2005
KPN starts VDSL trials	Number
054pe

In December KPN will start trials with a new generation of communications technology – VDSL (Very High Bitrate Digital Subscriber Line). The trials will take place in Noordhove, a suburb of Zoetermeer near The Hague in the Netherlands.

The VDSL technology will enable KPN to offer a bandwidth of 20 to 30 Mbps to its customers which means that they will be able to have a very fast internet connection, make telephone calls and watch a range of television programs all at the same time. This also means that numerous new developments can be realized using video communications (remote care of the elderly, security monitoring, video conferencing with very high quality images and sound etc.). This will all be possible without having to replace the existing copper telephone lines.

This pilot fits into KPN’s plans to further expand the fiberglass network. As we introduce VDSL, we will install fiberglass cables in the suburb to further reduce the distance to the home connections and thus be able to offer greater bandwidth to our private and business customers. KPN’s core network has been all fiberglass cable for many years now.

The trials will last for three months. The first test group consists of about fifty residents who have been specially invited to take part in the trials. Participants will receive special equipment which includes a TV receiver, adapters for wireless connections in the home, and a videophone for making telephone calls with sound and pictures.

All costs incurred by the participants in the trials will be reimbursed. A KPN engineer will carry out the installation of all the equipment for the new VDSL technology. The main issues in the trials are the technology, the user friendliness, and the quality experience of the product.

Based on the results KPN will make a decision about the further implementation of VDSL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 22, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel